

November 14, 2006

Room 7010

David Lloyd
Executive Director, Finance
Corus Group plc
30 Millbank
London SW1P 4WY
United Kingdom

> **Re: Corus Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 001-10120**

Dear Mr. Lloyd:

We have reviewed your response dated September 29, 2006 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Reports and Accounts and Form 20-F 2005

V. Turnover

1. We note your response to prior comment 2 which indicates there are limited exceptions to your standard contract terms that restrict you to using the term "generally." We further note that you do not consider these exceptions material enough to warrant disclosure. If, as you indicate, these exceptions are not material, we believe the removal of the term "generally" will alleviate confusion for the reader. To the extent you don't believe removing the term is appropriate, please revise your disclosure in future filings, to describe the nature of the exceptions, timing of revenue recognition and how your accounting complies with IAS 18.

XXII Inventories

2. We note your response to prior comment 5 which indicates that your provisions are assessed on a product-by-product basis but would be too numerous to disclose in an accounting policy note. However, we believe that you can better disclose the nature of the categories to give more transparency to the reader without having to identify each individual category. Please revise in future filings.

Note 38. Disposals

3.	We note your response to prior comment 16 which discusses why the businesses disposed during 2005 did not meet the criteria in IFRS 5 for discontinued operations presentation. Please revise future filings to discuss the specific reason(s) why the businesses you sold during the periods presented did not qualify for discontinued operations presentation.

Note 41. Main subsidiaries and investments

4.	We note your response to prior comment 17. Since your auditors did not consider the work of other auditors to have a significant impact on their audit and as a result did not find it necessary to refer to them in their audit report, in future filings remove the disclosure regarding which entities were not audited by PWC.

Note 42. Reconciliation of equity and profit under UK GAAP to IFRS

5.	We note your prior comment 18 which reconciles the £14 million decrease in retained profit under UK GAAP to the £48 million increase in pension accruals. Please reconcile between the £60 million in actuarial losses included in your reconciliation to the £64 million of losses presented on your consolidated statement of recognised income and expense for the year ended December 31, 2004. Further reconcile between the £26 million of deferred tax on actuarial gains and losses included in your response to the £19 million of deferred tax presented on your consolidated statement of recognised income and expense for the year ended December 31, 2004.

General

6.	We note that on your website you identify a sales office for Corus International in Iran. Your 20-F does not include any information regarding contacts with Iran. In light of the fact that Iran has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contacts with Iran, including with the government of Iran and entities controlled by the government of Iran, whether through subsidiaries or other direct or indirect arrangements. Discuss the materiality to you of such contacts, individually and in the aggregate; and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Describe any potential military applications of products and/or services you have provided in Iran.

7.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania's General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant